

December 18, 2013

<u>Via E-mail</u>
Roger P. Baresel
President and Chief Financial and Accounting Officer
FullNet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, OK 73102

   Re: FullNet Communications, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed April 15, 2013
     File No. 000-27031

Dear Mr. Baresel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Craig D. Wilson

           Craig D. Wilson
           Senior Assistant Chief Accountant